UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Syntel Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87162H103

(CUSIP Number)

Daniel M. Moore, Chief Administrative Officer Syntel, Inc. 525 East Big Beaver Road, Suite 300 Troy, MI 48083

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 87162H103

1.	Name of Reporting Persons Neerja Sethi
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
	7.	Sole Voting Power 10,051,733*
	8.	Shared Voting Power 1,303,695**
	9.	Sole Dispositive Power 10,051,733*
	10.	Shared Dispositive Power 1,303,695**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,355,428
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 27.2%
14.	Type of Reporting Person IN

*	Ms. Sethi disclaims beneficial ownership of 3,250 shares held by various educational trusts for which Ms. Sethi is the sole trustee.
**	The common stock with respect to which Ms. Sethi shares voting and dispositive power includes (i) 75,000 shares held by the BD Trust dated May 17, 1997 III (“Trust III”), (ii) 75,000 shares held by the BD Trust dated May 17, 1997 IV (“Trust IV”), and (iii) 1,153,695 shares held by a charitable foundation. Ms. Sethi is a co-trustee of each of the trusts and a director of the charitable foundation. Ms. Sethi disclaims beneficial ownership of the 1,303,695 shares held by Trust III, Trust IV, and the charitable foundation.

This Amendment No. 4 amends the Schedule 13D filed with the Securities and Exchange Commission on January 7, 2005, as amended by Amendment No. 1 filed on February 14, 2005, Amendment No. 2 filed on January 9, 2006, and Amendment No. 3 filed on February 15, 2006, on behalf of Neerja Sethi (the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D, as amended.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) As of the date of this Amendment No. 4, Ms. Sethi is deemed to beneficially own an aggregate of 11,355,428 shares of Common Stock, which represents approximately 27.2% of the outstanding shares of Common Stock, based on the number of shares of Common Stock outstanding on July 31, 2011 as reported in Syntel’s Form 10-Q Quarterly Report filed with the SEC on August 5, 2011 (file No. 0-22903). Ms. Sethi disclaims beneficial ownership of an aggregate of 1,303,695 shares held by Trust III and Trust IV, and a charitable foundation for which Ms. Sethi acts as either a co-trustee or a director, as well as 3,250 shares held by various educational trusts for which Ms. Sethi is the sole trustee.

(b) Ms. Sethi has sole power to vote, direct the vote, dispose or to direct the disposition over 10,051,733 shares of Common Stock, and shared power to vote, direct the vote, dispose or to direct the disposition over 1,303,695 shares of Common Stock. Ms. Sethi shares such power to vote, direct the vote, dispose or to direct the disposition with Mr. Rakesh Vij, as co-trustees of Trust III and Trust IV. Mr. Vij owns a household products trading company, RK International Inc., 5607 Hartsdale Dr., Houston, Texas 77036, which is also Mr. Vij’s business address. During the past five years, Mr. Vij has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Vij is a citizen of the United States of America. With regard to the charitable foundation, Ms. Sethi shares such power to vote, direct the vote, dispose, or to direct the disposition of the Common Stock with Mr. Bharat Desai, as directors. Mr. Desai is a Chairman of Syntel, Inc., 525 E. Big Beaver Rd., Suite 300, Troy, Michigan 48073 and has a business address of 1001 Brickell Bay Drive, Suite 3102, Miami, Florida 33131. During the past five years, Mr. Desai has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Desai is a citizen of the United States of America.

(c) Ms. Sethi is a director of a charitable foundation which holds shares of Common Stock and as a director, and has the shared power to vote, direct the vote, dispose, or to direct the disposition of 1,153,695 shares of Common Stock held by the charitable foundation. Mr. Desai donated 550,000 shares of Common Stock to the charitable foundation on December 21, 2010 from shares previously held directly by him.

(d) Not applicable.

(e) Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

Dated: August 9, 2011

/s/ Neerja Sethi
Neerja Sethi